August 29, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

Re:	Midori Group Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed June 20, 2025 File No. 024-12526

Ladies and Gentlemen:

Please see below for responses to the Division’s letter dated July 2, 2025 regarding the above captioned matter. All questions have been addressed in Amendment No. 4 to the Offering Statement, on Form 1-A/A, filed August 29, 2025 (“Amendment”), as further herein detailed.

Amendment No. 3 on Form 1-A filed June 20, 2025

Trends, page 34

1. We note your revisions in response to prior comment 9 and your disclosure that several of your projects have completed the plant trials and that you have plant trial customers that you expect to launch within the next 6 months. Please clarify what you mean by plant trials in this context and what it means for certain customers to be plant trial customers.

We have added additional discussion in the “Trends” section of the Amendment to address the Division’s above comment.

Exhibits

2. Please refile exhibits 6.1, 6.5 and 12.1 in proper text-searchable format. They appear to have been uploaded as images. For guidance, please refer to Item 301 of Regulation S-T.

The Amendment has been filed with searchable exhibits in response to the Division’s above comment.

We appreciate your time and attention in this matter. If you have any questions or comments, please reach out to Arden Anderson, Esq. at arden@investmentlawyers.com.

Sincerely,

/s/ Dodson Robinette PLLC

d/b/a Crowdfunding Lawyers